COLLECTORS UNIVERSE, INC.

1921 E. Alton Avenue

Santa Ana, California 92705

(949) 567-1234

March 14, 2011

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:	Collectors Universe, Inc.

Form 10-K for Fiscal Year Ended June 30, 2010

Filed September 8, 2010

File No. 1-34240

Ladies and Gentlemen

Set forth in the attachment to this letter are the detailed responses of Collectors Universe, Inc. to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced report filed with the Commission under the Securities Exchange Act of 1934, as amended. The Staff’s comments are contained in its letter to us dated March 4, 2011 (the “Comment Letter”). For ease of review, we have set forth, in the attachment, each of the Staff’s comments and our responses thereto, in the same chronological order as the comments were set forth in the Comment Letter.

We believe, and after reviewing our responses we think that the Staff will concur, that no amendments to the above-referenced 1934 Act Reports are necessary in order to address the Staff’s comments and, to the extent necessary, can and will be addressed in future filings in the manner described in our responses.

If you have any questions or would like to discuss these responses with us, please do not hesitate to call me at (949) 567-1245.

Sincerely,

/s/JOSEPH J. WALLACE
Joseph J. Wallace, Chief Financial Officer

RESPONSES OF COLLECTORS UNIVERSE, INC. (FILE NO. 1-34240) TO THE COMMENT LETTER, DATED MARCH 4, 2011, FROM THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION RELATING TO THE FISCAL YEAR 2010 FORM 10-K FILED ON SEPTEMBER 8, 2010 BY COLLECTORS UNIVERSE, INC.

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Form 10-K for Fiscal Year Ended June 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Critical Accounting Policies and Estimates, page 29

Goodwill, page 32

1.	STAFF COMMENT. WE REVIEWED YOUR RESPONSE TO COMMENT THREE IN OUR LETTER DATED FEBRUARY 7, 2011. WITH A VIEW TOWARD PROVIDING INFORMATION FOR INVESTORS TO BETTER ASSESS THE PROBABILITY OF A FUTURE GOODWILL IMPAIRMENT CHARGE IN THE EXPOS REPORTING UNIT, PLEASE EXPAND YOUR CRITICAL ACCOUNTING POLICY DISCLOSURE IN FUTURE FILINGS TO INCLUDE: (I) A DESCRIPTION OF EACH KEY ASSUMPTION USED IN ESTIMATING FAIR VALUE OF THE REPORTING UNIT AND HOW THE KEY ASSUMPTIONS WERE DETERMINED; (II) A DISCUSSION OF THE DEGREE OF UNCERTAINTY ASSOCIATED WITH KEY ASSUMPTIONS; AND (III) A DESCRIPTION OF POTENTIAL EVENTS AND/OR CHANGES IN CIRCUMSTANCES THAT COULD REASONABLY BE EXPECTED TO NEGATIVELY AFFECT THE KEY ASSUMPTIONS. PLEASE SHOW US WHAT THE REVISIONS TO YOUR DISCLOSURE WOULD LOOK LIKE. IF YOU BELIEVE THAT ADDITIONAL DISCLOSURE IS NOT MEANINGFUL TO INVESTORS, PLEASE ADVISE IN DETAIL. IN ADDITION, PLEASE DISCLOSE THAT THE FAIR VALUE OF THE COINFACTS AND CCE REPORTING UNITS ARE SUBSTANTIALLY IN EXCESS OF CARRYING VALUE OR PROVIDE DISCLOSURE SIMILAR TO YOUR DISCLOSURE RELATED TO THE EXPOS REPORTING UNIT.

Response: As discussed in our initial response, the Expos goodwill represented about 3% of the Company’s total assets at June 30, 2010 and Expos accounted for about 4% of both the Company’s consolidated revenues and consolidated operating income in fiscal 2010. When deciding on the level of disclosure around Expos we take into consideration that Expos is a relatively immaterial part of our business and for that reason we do not consider it necessary to make very detailed disclosure and commentary around all the assumptions that go into our fair value calculation to determine if that business was impaired.

Based on the above comments and our review Release Nos. 33-8040 and 33-8350, the following revised critical accounting policy disclosure will be included in our Form10Q for the three months ended March 31, 2011. The revisions are in bold.

Goodwill. We test the carrying value of goodwill and other indefinite-lived intangible assets at least annually on their respective acquisition anniversary dates, or more frequently if indicators of impairment are determined to exist. When testing for impairment, we apply a discounted cash flow model or an income approach in determining a fair value that is used to estimate the fair value of the reporting unit on a total basis, which is then compared to the carrying value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, no impairment of goodwill exists as of the measurement date. If the fair value is less than the carrying value, then there is the possibility of goodwill impairment and further testing and re-measurement of goodwill is required. During the first quarter ended September 30, 2010, we completed the annual goodwill impairment evaluations with respect to the goodwill acquired in our fiscal year 2006 purchases of CCE and CoinFacts and the fiscal year 2007 acquisition of our Expos business, and determined that the carrying values of the acquired goodwill of these respective businesses were not impaired.

The use of the income approach in determining the fair value of our acquired businesses requires that future after-tax cash flows be discounted using a discount rate that reflects a risk adjusted weighted average cost of capital. We determined the fair values of Expos using a discount rate of 17%, and we concluded that no impairment existed. In making that determination, we considered the discount rate, revenue growth opportunities and other potential cost reduction scenarios when reviewing Expos, which we consider to be reasonable based upon the recurring and predictable nature of the revenues for this business and its existing cost structure.

The annual impairment review requires management judgment and the use of estimates and assumptions to determine the fair value of our acquired businesses. Our Expos business is a well established mature business, with a recurring customer base and the Long Beach show, which is the bigger of the two shows that comprise the Expos business, is considered in the industry to be one of the more important coin shows staged on the West Coast of the United States. We develop internal forecasts to estimate the future cash flows, which are based on the current year operating plan and for future periods are based on revenue trends. Our revenue forecasts reflect the number of shows to be staged. Larger customer revenues are forecast on a specific basis and smaller customer revenues are forecast as a group. The incremental costs around staging the shows are predictable as certain of those costs e.g. the venue costs, are negotiated a number of years in advance of staging the show. We also review the long-term overhead structure of the business based on our expectation of future revenues. For years that extend beyond 2016, we apply a terminal value calculation reflecting the long-term growth prospects of the business which we have estimated at 3%. Operating cash flows generated by the business are reduced by capital expenditures, corporate overhead costs and taxes to reflect the net cash flows of the business on a stand-alone basis. A third party firm assists us in developing the discount rate. They typically present a range of discount rates and we apply the mid-point rate. We concluded that at a 2% per annum revenue growth rate and a 17% discount rate, the fair value of the business was $2.337 million compared to a carrying value of the business (including goodwill of $1.2 million) of $2.163 million and therefore there was no impairment. We applied sensitivity analysis to our significant assumptions ranging from revenue growth rates of 0% to 4% and discount rates ranging from 15% to 19%. The lowest fair value corresponding to a 0% revenue growth and a 19% discount rate was $1.9 million. Like any forecast there is uncertainty concerning the future and our assumptions around certain customer groups activity may prove to be incorrect, however, we believe that should we be required to recognize an impairment charge in the future, it would reflect a gradual deterioration of the Expos business over time rather than a sharp decline in a given period.

The fair value of the CCE and CoinFacts reporting units are substantially in excess of their carrying value and the risks of impairment in those businesses are minor.

Financial Statements, page 50

Note 3. Discontinued Operations, page 62

2.	STAFF COMMENT. WE REVIEWED YOUR RESPONSE TO COMMENT FOUR IN OUR LETTER DATED FEBRUARY 7, 2011. PLEASE PROVIDE US FURTHER SUPPORT FOR YOUR CONCLUSION THAT THE RESULTS OF OPERATIONS OF CFC SHOULD NOT BE PRESENTED AS DISCONTINUED OPERATIONS. WE BELIEVE THE PROPER PRESENTATION IN THIS CASE TURNS ON WHETHER CFC IS A COMPONENT OF YOUR BUSINESS AS DEFINED IN ASC 205-20-20. PLEASE BE SURE TO ADDRESS THIS POINT IN YOUR RESPONSE.

Response: CFC is a component of Collectors Universe in that it is comprised of operations and cash flows that were clearly distinguished operationally and for financial reporting purposes.

The financial results of CFC for the three years ended June 30, 2010 were as follows:

	Revenue	% Total Revenue	Operating Income	% Total Operating Income (loss)
FY2008	362,000	0.9%	190,000	1.1%
FY2009	279,000	0.8%	24,000	1.1%
FY2010	61,000	0.2%	61,000	0.7%

Therefore, the results of CFC were immaterial to the overall financial results.

ASC 205 20 45-1 states “The results of operations of a component of an entity that either has been disposed of or is classified as held for sale, shall be reported in discontinued operations if both of the following conditions are met:

a)	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as the result of a disposal transaction;

b)	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

As discussed in our original response in the fourth quarter of fiscal 2008, we decided to “wind down” the operations of CFC, but we did not dispose of the business. At June 30, 2008, the total CFC Customer Notes Receivables were $5,641,000, of which, notes of $3,579,000 were sold in the first quarter of fiscal 2009, and we continued to collect and manage the remaining balance of $2,062,000. In addition, in the second quarter of fiscal 2009, we made new advances of $2,446,000 to one customer.

Therefore, as indicated above, we only disposed of certain of the Customer Notes Receivables but continued to operate, manage and control the CFC business throughout fiscal 2009 and to date (although at present there only remains minimal activity around disposing of collateral associated with a note receivable that was uncollectible).

Management does not believe that CFC meets the conditions required in ASC 205-20-45-1 that would require it to be classified as discontinued operations, as we have not disposed of this component of our business. In addition, even if CFC did meet the requirements of ASC 205-20-45-1 for treatment as discontinued operations, the results of CFC are immaterial to the overall financial results of the Company and presentation as discontinued operations would not be a material change to our consolidated financial results.

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